Exhibit 99.73

News Release August 11th, 2025

Santacruz Silver’s Wholly Owned Bolivian Subsidiary, San Lucas S.A., Successfully Completes Second Tranche of 70 Million Bolivian Bolivianos

Promissory Note in the Bolivian Market

Total Raised Reaches 140 Million Bolivian Bolivianos

First Tranche of 70 Million Bolivian Bolivianos Closed in February 2025

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz”) is pleased to announce that its wholly owned subsidiary in Bolivia, San Lucas S.A. (the “Company”), has successfully completed the second offering (the “Offering”) of promissory notes, named “Pagarés Bursátiles San Lucas – Emisión 2,” under its San Lucas Promissory Notes Issuance Program on Friday, August 8, 2025. The Offering generated gross proceeds of 70 million Bolivian Boliviano*. The notes have a 7.00% interest rate, a maturity date of June 15, 2026 and are unsecured. With the first tranche of 70 million Bolivian Boliviano* closed in February 2025, this issuance brings the total raised to 140 million Bolivian Boliviano*.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “We are pleased to have successfully completed the second offering under the San Lucas Promissory Notes Issuance Program, which we once again received strong support from the Bolivian investment community, demonstrating continued confidence in Santacruz’s operations and long-term vision. With the majority of our operations based in Bolivia, the Offering reinforces our deep commitment to the country, where we continue to invest, expand and contribute meaningfully to the growth of the Bolivian mining sector, its communities and broader economic development. It also marks a key step in our strategy to diversify funding sources in line with our efficient treasury management approach, which further strengthens Santacruz’s capital structure, supporting ongoing efforts to deliver long-term value for our shareholders.”

The Offering was part of the San Lucas Promissory Notes Issuance Program, which has a total authorized amount of 140 million Bolivian Boliviano*. The Offering was executed on the Bolivian Stock Market (Bolsa Boliviana de Valores) and continued to receive strong demand from the Bolivian investment community, reflecting ongoing confidence in the San Lucas ore sourcing and trading business, and the Company’s solid financial position and long-term vision.

Please refer to the Company’s February 27, 2025, news release for details of the first offering.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

*The official Exchange Rate in Bolivia is BOB 6.96 per US$1.